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Exhibit 10.20       Subscription Agreement dated as of February 26, 1996
                    between The San Francisco Company and Putra Masagung


February 26, 1996

The San Francisco Company
550 Montgomery Street
San Francisco, California  94111

Attention:        Board of Directors

Gentlemen:

                  This letter confirms my agreement to invest an additional $4.5 million in the Series D Preferred Stock of The San Francisco Company, on the following schedule. I will invest $1.0 million on or before March 31, 1996, $1.5 million on or before June 30, 1996, $1.0 million on or before September 30, 1996, and $1.0 million on or before December 31, 1996.

                  This agreement is conditioned on the following terms. The conversion rate for the Series D Preferred Stock will continue to be the existing rate approximately $0.34 per share of Class A Common Stock (the Conversion Rate) for all such investments. In the event that the Series D Preferred Stock is converted into Class A Common Stock prior to the completion of my investments, subsequent installments of my investment will be in Class A Common Stock at a price per share equal to the approximately $0.34 per share Conversion Rate. In addition, I will be issued options exercisable for a period of seven years to purchase an additional $10.0 million in value of Class A Common Shares, or shares convertible into Class A Common Shares, at a price per share equal to the approximately $0.34 per share Conversion Rate.

                                        Very truly yours,


                                        Putra Masagung



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